Exhibit 1.01

Conflict Minerals Report

in accord with Rule 13p-1 under the Securities Exchange Act of 1934, as amended

Introduction

This is the Conflict Minerals Report for Clarus Corporation (NASDAQ: CLAR) (the “Company,” “Clarus,” “we,” “us” or “our”), filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period from January 1, 2022 to December 31, 2022. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined by the SEC as cassiterite, columbite-tantalite, wolframite (and their derivatives, which are limited to tin, tantalum and tungsten) and gold.

The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule).

For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”). If, based on such inquiry, the registrant determines that the necessary conflict minerals contained in its products did not originate in a Covered Country or came solely from recycled or scrap sources, or has no reason to believe that any of the necessary conflict minerals contained in its products may have originated in a Covered Country or may not be solely from recycled or scrap sources, the registrant must disclose its determination and briefly describe the RCOI it undertook in making its determination and the results of the inquiry it performed.

Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free”. Numerous terms in this Form SD are defined in the Rule and the reader is referred to that source and to SEC Release No. 34-67716 issued by the SEC on August 22, 2012, for such definitions.

1. Company Overview

Headquartered in Salt Lake City, Utah, Clarus is a global leading designer, developer, manufacturer and distributor of best-in-class outdoor equipment and lifestyle products focused on the outdoor and consumer enthusiast markets. Our mission is to identify, acquire and grow outdoor “super fan” brands through our unique “innovate and accelerate” strategy. We define a “super fan” brand as a brand that creates the world’s pre-eminent, performance-defining product that the best-in-class user cannot live without. Each of our brands has a long history of continuous product innovation for core and everyday users alike. The Company’s products are principally sold globally under the Black Diamond®, Sierra®, Barnes®, Rhino-Rack® and MAXTRAX® brand names through outdoor specialty and online retailers, our own websites, distributors and original equipment manufacturers.

Each of our brands represents a unique customer value proposition. Supported by six decades of proven innovation, Black Diamond, is an established global leader in high-performance, activity-based climbing, skiing, and technical mountain sports equipment. The brand is synonymous with premium performance, safety and reliability. Our Sierra and Barnes brands have been leading specialty manufacturers of bullets and ammunition for over 50 years. Since 1947, Sierra has been dedicated to manufacturing the highest-quality, most accurate bullets in the world for hunting and sport shooting enthusiasts. Barnes traces its history back to 1932, and since 1989 has manufactured technologically-advanced lead-free bullets and premium ammunition for hunters, range shooters, military and law enforcement professionals. Founded in 1992, our Rhino-Rack brand is a globally-recognized designer and distributor of highly-engineered automotive roof racks and accessories to enhance the outdoor enthusiast’s overlanding experience. Founded in 2005, our MAXTRAX brand offers high-quality overlanding and off-road vehicle recovery and extraction tracks for the overland and off-road market.

2. Products Overview

Certain products that we manufacture or contract to manufacture contain tungsten (tungsten carbide is used in our ski pole tips, trekking pole tips, the JetForce avalanche airbag system and some of our headlamps, avalanche beacons, probes and bullets), tin (solder is used in plating zippers for our apparel line, tents and backpacks and in the assembly of our headlamps, the JetForce avalanche airbag system, avalanche beacons, heated gloves, some of our probes and a tin alloy is used in some of our bullets), tantalum (used in capacitors in electrical circuit boards in headlamps, the JetForce avalanche airbag system, avalanche beacons, probes and heated gloves) and gold (used in the assembly of some of our headlamps and in the JetForce avalanche airbag system). We determined that during the 2022 calendar year, we manufactured and sub-contracted to manufacture products containing conflict minerals and that the use of these minerals is necessary to the functionality or production of these products.

3. Supply Chain Overview

Our supply chain is complex. There are multiple tiers between the Company and the mines which produce and supply the various conflict minerals used in our products. Accordingly, we rely on our direct suppliers to provide information on the origin of the conflict minerals contained in components which are included in our products. The methods we used in our attempts to seek to determine the origin of conflict minerals in our products included:

•	sending letters to our relevant suppliers and explaining the rule and its reporting requirements;

•	soliciting survey responses from relevant active suppliers of components of our products, using the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”);

•	soliciting responses similar to information provided in the Conflict Mineral Reporting Template from relevant suppliers of non-electronic components;

•	reviewing responses that we received from our suppliers and following up on inconsistent, incomplete and inaccurate responses; and

•	sending reminders to suppliers who did not respond to our requests for information.

4. Reasonable Country of Origin Inquiry and Conclusion

We conducted a comprehensive product review to identify suppliers using conflict minerals in, or in the manufacture of, any of our products and found that certain conflict minerals can be found in small amounts in some of our products and are necessary to the functionality or production of those products. Therefore, we are subject to the reporting obligations of the Rule.

We conducted a survey of our relevant active suppliers using a template developed by the “EICC” and the “GeSI”, known as the Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters or refiners that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters or refiners the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in such company’s products, as well as supplier due diligence. This Template is widely adopted by many companies in their due diligence processes related to conflict minerals.

During our 2022 review, we identified thirteen (13) suppliers who fell within the scope of our RCOI. We contacted these suppliers and provided them with the Template to facilitate their responses to us. Detailed records and metrics were kept on all incoming survey responses and all supplier communication. Throughout this process we were committed in our attempts to properly assess the breadth of our supply chain and the year-over-year improvements in the completeness and validity of the smelter or refiner data submitted.

We received responses back from all thirteen (13) suppliers, and of these responses we were able to conclude that the conflict minerals used by seven (7) of these suppliers did not originate from a Covered Country. Six (6) of the responses from these suppliers were inadequate to reasonably demonstrate that the country of origin of the conflict minerals was not a Covered Country. All suppliers who did not provide adequate information in their respective responses are being tracked and further engaged for providing an acceptable response to our internal conflict minerals management team.

Due to the breadth and complexity of our products and supply chain, it will take time for many of our suppliers to verify the origin of all of the conflict minerals, and they may not succeed in determining the origin of all or any such conflict minerals.

Despite having conducted a good faith RCOI and due diligence process and based on the responses we received, we do not currently have sufficient information from our suppliers or other sources to (i) determine the country of origin of all of the conflict minerals used in each of our products or (ii) identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals (i) may have originated in a Covered Country and directly or indirectly financed or benefited armed groups, or (ii) were not derived from recycled or scrap sources.

Using our supply chain due diligence processes and various improvements we have made and further planned engagement with suppliers, we hope to further develop transparency into our supply chain.

5. Conflict Minerals Status Analysis and Conflict Status Conclusion

We have concluded that, based on our RCOI and related due diligence, we do not have sufficient information to make a determination as to the status of the conflict minerals we use in the manufacture and production of our products.

6. Due Diligence Program

6.1. Conflict Minerals Policy

Our policy with respect to the sourcing of conflict minerals can be found at www.claruscorp.com, under the tab “Governance Documents” within the section called “Governance”. The content of any website referred to in this report is included for general information only and is not incorporated by reference in this report.

6.2. Due Diligence Process

6.2.1. Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the third edition of the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. We designed our due diligence processes to seek to conform in all material respects with these OECD guidelines.

Our conflict minerals due diligence processes include: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, and communication with suppliers. We took measures to seek to ensure that the findings of our supply chain risk assessment are reported by our internal conflicts minerals management team to designated members of our senior management, including our Executive Vice President and Chief Operating Officer, as well as our Chief Financial Officer. Our internal conflict minerals management team, which includes members across our various departments, including purchasing, compliance and finance departments, oversees our conflict minerals compliance activities. Our Senior Director of Quality oversees our conflict minerals due diligence processes at the Black Diamond and PIEPS brands and our Quality Manager oversees our conflict minerals due diligence processes for the Sierra and Barnes brands.

6.2.2. Record Maintenance

We have established our due diligence compliance process and a documentation and record maintenance procedure to seek to ensure the retention of relevant documentation.

6.3. Steps to Be Taken to Mitigate Risk and Maturing Due Diligence Program

As we continue to seek to develop our due diligence program, we expect to enhance our supplier communications and to improve our due diligence data accuracy in order to seek to mitigate the risk that the necessary conflict minerals contained in our products could benefit armed groups in the Covered Countries (see Item 9 below).

7. Identify and Assess Risk in the Supply Chain

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify any conflict minerals utilized from our direct suppliers. As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers who, in turn, seek similar information within their own supply chains to identify the original sources of the necessary conflict minerals, and as a result the Company is unable to validate whether certain smelters or refiners identified by our suppliers’ sources are from or are located in the Covered Countries or are actually in the Company’s supply chain. Additionally, such sources of information may yield inaccurate or incomplete information and may be subject to fraud. Therefore, the Company is not providing an aggregated list of the smelters and refiners in the Company’s supply chain or an aggregated list of the potential countries of origin from which those smelters and refiners collectively source conflict minerals.

8. Audit of Supply Chain Due Diligence

We do not have a direct relationship with any of the smelters and refiners of the conflict minerals used in our products, nor do we perform direct audits of the other entities in our supply chain. However, we do rely upon industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program.

9. Continuous Improvement Efforts to Mitigate Risk

We intend to undertake the following next steps to seek to continue to improve our due diligence process and to gather additional information which will assist us to determine whether the conflict minerals we utilize benefit armed groups contributing to human rights violations:

•	continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;

•	enhance vendor acceptance process by obtaining a mutual commitment to compliance of our conflict mineral policy prior to initiating orders with new vendors;

•	improve our supplier communication processes, including maintaining supplier evaluations on an individual company-by-company basis, which will govern our communication and next steps, including escalation based on incomplete responses;

•	continue to monitor supplier performance to previously requested action plans and implement an escalation process for underperforming or unresponsive suppliers;

•	examine the possibility of establishing new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquires; and

•	compare the smelters and refiners identified in the supply chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the Electronic Industry Citizenship Coalition / Global e-Sustainability Initiative (EICC/GeSI) Conflict Free Smelter Program.

Forward-Looking Statements

Please note that in this Conflict Minerals Report we may use words such as “appears,” “anticipates,” “believes,” “plans,” “expects,” “intends,” “future” and similar expressions which constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are made based on our expectations and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. Potential risks and uncertainties that could cause future events to differ materially from those expressed or implied in this Conflict Minerals Report may be found in our public reports filed with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. All forward-looking statements included in this Conflict Minerals Report are based upon information available to the Company as of the date of this Conflict Minerals Report, and speak only as of the date hereof. We assume no obligation to update any forward-looking statements to reflect events or circumstances after the date of this Conflict Minerals Report.